United States
                             Securities and Exchange Commission
                                    Washington, D.C. 20549


                                        SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 11)


                             Preferred Income Opportunity Fund
                                      (Name of Issuer)


                                        Common Stock
                               (Title of Class of Securities)


                                         74037H-10-4
                                        (CUSIP Number)



                                  The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                       (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications



                                        July 7, 2003
                 (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box:           [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 11
                                            JULY 18, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                              2,552,243
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                         2,552,243
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,552,243

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               22.4%

14.      TYPE OF REPORTING PERSON
               [HC]

CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 11
                                            JULY 18, 2003




ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of Preferred Income Opportunity Fund (the "Fund"), a Maryland business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 301 E. Colorado Blvd, Ste 720, Pasadena, California, 91101.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This item is not applicable. This Schedule 13D reports sales of shares rather than purchases.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 11,395,986 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 22.4% of the Fund's outstanding Shares.

     (b) Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 2,552,243. Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 22.4% of the outstanding Shares.

                                                Shares              Cost

    The Commerce Insurance Company            2,552,243          $30,188,007



     (c) During the period from June 26, 2003 through July 7, 2003 the Reporting Person has effected the following sales in the shares of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to June 26, 2003 were reported on previous
Schedule 13D filings.

CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 11
                                            JULY 18, 2003




     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information




                                            SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 18, 2003                               THE COMMERCE GROUP, INC.







                                            Gerald Fels
                                            Executive Vice President &
                                            Chief Financial Officer

                                                  ANNEX  A
                                         Item 5 (c) - Information


PFO   74037H-10-4    PREFERRED INCOME OPPORTUNITY FUND

From 06/26/03 - 07/07/03

COMMERCE INSURANCE COMPANY
   SALES

  TRADE           SETTLEMENT         SHARES           SALE PRICE
  DATE               DATE             SOLD             PER SHARE        CONSIDERATION
06/26/03             07/01/03            20,400              $12.6200          $  256,520.00
06/27/02             07/02/02             6,700               12.6900              84,763.75
06/30/03             07/03/03            65,000               12.5700             814,710.75
07/01/03             07/07/03             7,200               12.6014              90,437.83
07/02/03             07/08/03            30,000               12.6500             378,282.24
07/07/03             07/10/03            50,500               12.6507             636,810.45

COMMERCE SALE TOTALS                    179,800                                $2,261,525.02



